UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Drinks Americas Holdings, LTD
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

26205U309
(CUSIP Number)

September 13, 2013
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

CUSIP NO. 26205U309	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS IBC Funds LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER (1)
	6.	SHARED VOTING POWER (1)
	7.	SOLE DISPOSITIVE POWER (1)
	8.	SHARED DISPOSITIVE POWER (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (1)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Bryan Collins and Samuel Oshana are Managing Members of IBC Funds LLC (“IBC”) and may be deemed to hold shared voting and dispositive power over shares held by IBC.  On July 26, 2013 and September 13, 2013, the Circuit Court in the 12th Judicial Circuit in and for Sarasota County, Florida, entered Orders Granting Approval of Settlement Agreement approving a Settlement Agreement and the Amended and Restated Settlement Agreement (the “Settlement Agreement”) between the Issuer and IBC whereby the Issuer, in lieu of cash payment, agreed to issue, in one or more tranches, that number of shares of Common Stock equal to $327,131.65 upon conversion into Common Stock at a conversion rate equal to 35% of the lowest traded price of the Common Stock during the twenty four months prior to the date the conversion is requested by IBC.  However, pursuant to the Settlement Agreement, the Issuer may not issue shares of Common Stock that would result in more than an aggregate 9.99% beneficial ownership of the Issuer’s issued and outstanding Common Stock by IBC and its affiliates.

CUSIP NO. 26205U309	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS Bryan Collins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (1)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Bryan Collins is a Managing Member of IBC Funds LLC (“IBC”) and may be deemed to hold shared voting and dispositive power over shares held by IBC.  On July 26, 2013 and September 13, 2013, the Circuit Court in the 12th Judicial Circuit in and for Sarasota County, Florida, entered Orders Granting Approval of Settlement Agreement approving a Settlement Agreement and the Amended and Restated Settlement Agreement (the “Settlement Agreement”) between the Issuer and IBC whereby the Issuer, in lieu of cash payment, agreed to issue, in one or more tranches, that number of shares of Common Stock equal to $327,131.65 upon conversion into Common Stock at a conversion rate equal to 35% of the lowest traded price of the Common Stock during the twenty four months prior to the date the conversion is requested by IBC.  However, pursuant to the Settlement Agreement, the Issuer may not issue shares of Common Stock that would result in more than an aggregate 9.99% beneficial ownership of the Issuer’s issued and outstanding Common Stock by IBC and its affiliates.

CUSIP NO. 26205U309	13G	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS Samuel Oshana
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (1)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Samuel Oshana is a Managing Member of IBC Funds LLC (“IBC”) and may be deemed to hold shared voting and dispositive power over shares held by IBC.  On July 26, 2013 and September 13, 2013, the Circuit Court in the 12th Judicial Circuit in and for Sarasota County, Florida, entered Orders Granting Approval of Settlement Agreement approving a Settlement Agreement and the Amended and Restated Settlement Agreement (the “Settlement Agreement”) between the Issuer and IBC whereby the Issuer, in lieu of cash payment, agreed to issue, in one or more tranches, that number of shares of Common Stock equal to $327,131.65 upon conversion into Common Stock at a conversion rate equal to 35% of the lowest traded price of the Common Stock during the twenty four months prior to the date the conversion is requested by IBC.  However, pursuant to the Settlement Agreement, the Issuer may not issue shares of Common Stock that would result in more than an aggregate 9.99% beneficial ownership of the Issuer’s issued and outstanding Common Stock by IBC and its affiliates.

CUSIP NO. 26205U309	13G	Page 5 of 7 Pages

Item 1(a).	Name of Issuer:
Drinks Americas Holdings, Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
4101 Whiteside Street, Los Angeles, CA 90063

Item 2(a).	Name of Person Filing:

This statement is filed by: (i) IBC Funds LLC; (ii) Bryan Collins; and (iii) Samuel Oshana with respect to shares beneficially owned by IBC Funds LLC.

IBC Funds LLC, Bryan Collins and Samuel Oshana have entered into an Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
1170 Kane Concourse, Suite 404 Bay Harbour, Florida 33154

Item 2(c).	Citizenship:
IBC Funds LLC is a Nevada limited liability corporation. Mr. Collins is a United States citizen. Mr. Oshana is a United States citizen.

Item 2(d).	Title of Class of Securities:
COMMON STOCK

Item 2(e).	CUSIP Number:
26205U309

Item 3.	Type of Person:
Not applicable

CUSIP NO. 26205U309	13G	Page 6 of 7 Pages

Item 4.                      Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)

(b)	Percent of Class:
9.99% (1)

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
(1)

(ii) shared power to vote or to direct the vote:
(1)

(iii) sole power to dispose or to direct the disposition of:
(1)

(iv) shared power to dispose or to direct the disposition of:
(1)
(1)
Bryan Collins and Samuel Oshana are Managing Members of IBC Funds LLC (“IBC”) and may be deemed to hold shared voting and dispositive power over shares held by IBC.  On July 26, 2013 and September 13, 2013, the Circuit Court in the 12th Judicial Circuit in and for Sarasota County, Florida, entered Orders Granting Approval of Settlement Agreement approving a Settlement Agreement and the Amended and Restated Settlement Agreement (the “Settlement Agreement”) between the Issuer and IBC whereby the Issuer, in lieu of cash payment, agreed to issue, in one or more tranches, that number of shares of Common Stock equal to $327,131.65 upon conversion into Common Stock at a conversion rate equal to 35% of the lowest traded price of the Common Stock during the twenty four months prior to the date the conversion is requested by IBC.  However, pursuant to the Settlement Agreement, the Issuer may not issue shares of Common Stock that would result in more than an aggregate 9.99% beneficial ownership of the Issuer’s issued and outstanding Common Stock by IBC and its affiliates.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group:

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group:

NOT APPLICABLE

Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 26205U309	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

IBC Funds LLC
Date: September 13, 2013	By:	/s/ Bryan Collins
Bryan Collins

Date: September 13, 2013	By:	/s/ Bryan Collins
Bryan Collins

Date: September 13, 2013	By:	/s/ Samuel Oshana
Samuel Oshana

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).